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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-44230


                             A.B. WATLEY GROUP INC.

                             Prospectus Supplement
                    (To Prospectus Dated September 6, 2000)

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         On September 7, 2000, we issued a drawdown notice to Seacrown Limited ("Seacrown") in connection with the common stock purchase agreement dated as of August 8, 2000, evidencing an equity draw down facility between us and Seacrown. This notice offered to sell up to $3,000,000 of our common stock to Seacrown in accordance with the stock purchase agreement. Seacrown purchased a total of 333,333 shares of our common stock at a purchase price of $9.00 per share. Ladenburg Thalmann & Co. Inc. received $150,000 as a placement fee in connection with this drawdown. This purchase resulted in aggregate proceeds of $2,848,500 being paid and released from escrow to us by Seacrown.

         The attached prospectus relates to the resale of shares acquired by Seacrown pursuant to the stock purchase agreement. Because Seacrown may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

         We expect to use the proceeds of this sale of common stock for general working capital purposes.

         The date of this prospectus supplement is September 26, 2000.